UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Issue of Sustainable Bond EMTN	2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Today, Telefónica, S.A., through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., has launched in the Euro market under its Guaranteed Euro Programme for the Issuance of Debt Instruments (EMTN Programme) an issuance of Notes guaranteed by Telefónica, S.A. amounting to 850 million euros.

These Notes are due on November 21, 2033, pay an annual coupon of 4.183% and are issued at par (100%). The settlement and closing date is scheduled for November 21, 2023. Application will be made for the Notes to be listed on the regulated market of the Irish Stock Exchange plc, trading as Euronext Dublin.

An equivalent amount of the net proceeds will be allocated towards eligible investments: mainly transformation and modernization of telecommunications networks based on high-speed fixed and mobile networks, including supporting infrastructure and software to improve the energy efficiency of the networks, as well as the implementation of Telefónica's Renewable Energy Plan, and development and implementation of digital products and services with a focus on saving energy and/or natural resources.

Madrid, November 14, 2023

Legal Notice
This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful - including but not limited to the United States, its territories and possessions (the "United States"), Australia, Canada or Japan.
The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 ("Securities Act"), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 14, 2023	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors